EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192 1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REPORTS SECOND QUARTER 2002 RESULTS

PHILADELPHIA, August 2, 2002 — CIGNA Corporation (NYSE:CI) today reported second quarter 2002 operating income1 of $279 million ($1.95 per share2), excluding a $2 million after-tax gain associated with the reinsurance business sold in 2000. Operating income for the second quarter 2001 was $262 million, or $1.73 per share, excluding a $22 million after-tax gain associated with the sold reinsurance business.

For the first half of 2002, operating income was $554 million ($3.87 per share), compared with $534 million ($3.48 per share) for the first half of 2001, excluding the items noted above and an $8 million after-tax gain on the sale of a partial interest in a business in the first quarter of 2001.

CIGNA ceased amortizing goodwill effective January 1, 2002, in accordance with newly adopted Statement of Financial Accounting Standards (SFAS) No.142, “Goodwill and Other Intangible Assets.” On a comparable basis, operating income for the second quarter of 2001 was $274 million ($1.81 per share) and for the first half of 2001 was $558 million ($3.64 per share), excluding the gains noted above.

“Our results were consistent with expectations, but below our potential. We are not satisfied with aggregate earnings levels and we are focused on actions to accelerate future earnings growth, while assuring that our customers receive the very best in employee benefits products and services,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

HIGHLIGHTS OF CONSOLIDATED SECOND QUARTER 2002 RESULTS

•

Consolidated net income[3] for the quarter was $214 million, or $1.50 per share, compared with $252 million, or $1.66 per share, for the same period last year. For the first half of 2002, consolidated net income was $432 million ($3.02 per share) compared to $528 million ($3.45 per share) for the same period last year. The year over year decline was largely due to higher realized investment losses and lower gains associated with the sold reinsurance business.

•

After-tax realized investment losses were $67 million in the second quarter of 2002, compared to $32 million in the second quarter of 2001 and $57 million in the first quarter of 2002. Realized losses in the second quarter of 2002 were primarily from sales and impairments of fixed income securities.

•

Consolidated revenues for the second quarter of 2002 were $5.0 billion, compared with $4.7 billion for the second quarter of 2001 and $4.8 billion in the first quarter of 2002. The increase over 2001 was primarily driven by higher HMO and medical indemnity premiums and fees, partially offset by higher realized investment losses.

•

The company repurchased approximately 1.6 million shares of its common stock for $167 million during the second quarter and approximately 498,000 shares for $46 million in July 2002. Remaining stock repurchase authority at August 2, 2002 is approximately $570 million.

•	Cash available at the parent company was approximately $430 million at June 30, 2002. This compares with $530 million available at March 31, 2002 and $550 million at December 31, 2001.

•	Unpaid claims and claim expenses at June 30, 2002 were $4.3 billion, level with March 31, 2002 and an increase from $4.0 billion at December 31, 2001.

•

The company currently expects to generate operating income per share in 2002 in the range of $7.85 - $8.15, excluding nonrecurring items.[4] Projected operating income reflects the full year 2002 effect of $48 million after-tax from ceasing to amortize goodwill pursuant to SFAS No. 142. Operating earnings for 2001 included $52 million after-tax from CIGNA’s former Japanese life insurance operation, which was fully divested in November 2001.

HIGHLIGHTS OF SEGMENT RESULTS

Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income (dollars in millions):

						SFAS No. 142 Comparable Results
	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change	Second Qtr. 2001	Change
HMO	$131	$120	9%	$124	6%	$120	9%
Indemnity	100	99	1	95	5	99	1
Goodwill /Other Intangibles	(3)	(15)	80	(3)	-	(3)	-

Total Segment	$228	$204	12%	$216	6%	$216	6%

•

Second quarter 2002 HMO results increased 9% from the same period last year. The increase reflects higher earnings in CIGNA’s specialty health care operations and a lower commercial medical loss ratio, partially offset by lower earnings in the service / non-risk HMO business due to higher operating expenses.

•

Indemnity operating income increased 1% over the second quarter of 2001. The increase in Indemnity earnings primarily reflects improved disability results, partially offset by lower earnings from the experience-rated medical business.

Premiums and Premium Equivalents (dollars in millions):

	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change

HMO Premiums and Fees	$1,947	$1,667	17%	$1,754	11%
HMO Equivalents	2,084	1,798	16	2,037	2

	4,031	3,465	16	3,791	6

Indemnity Premiums and Fees	1,842	1,740	6	1,888	(2)
Indemnity Equivalents	3,355	3,232	4	3,443	(3)

	5,197	4,972	5	5,331	(3)

Total	$9,228	$8,437	9%	$9,122	1%

•

The increase in premiums and premium equivalents[5] in the second quarter of 2002 reflects growth in medical premiums and fees, offset by lower life and disability insurance revenues. The decreased life and disability insurance revenues were driven by lower sales and lower persistency due to rate actions.

Membership (in thousands):

	June 30, 2002	June 30, 2001	Change	Dec. 31, 2001	Change

HMO	6,970	6,925	1%	6,972	-%
Indemnity	7,184	7,363	(2)	7,396	(3)

Total Medical Membership	14,154	14,288	(1)%	14,368	(1)%

•

Total medical membership declined approximately 1% compared to June 30, 2001 and December 31, 2001. The membership declines primarily reflect lower commercial HMO and traditional medical indemnity enrollment, partially offset by an increase in service / non-risk HMO enrollment.

•

At June 30, 2002, approximately 20% of CIGNA’s 14.2 million covered medical lives were enrolled in guaranteed cost managed care and indemnity arrangements, primarily commercial HMO, where CIGNA assumes the risk for medical cost inflation. The remaining 80% of covered lives were in administrative services only or retrospectively experience-rated plans where all or most of the risk of medical cost inflation is ultimately borne by the employer.

•	Relative to specialty health care enrollment trends, behavioral health care membership increased 5% over June 30, 2001, and December 31, 2001, while dental membership declined.

Other Statistics:

	Second Qtr. 2002	Second Qtr. 2001	First Qtr. 2002

Commercial HMO Medical Risk Loss Ratio	84.6%	85.7%	84.8%

HMO Administrative Expense Ratio	9.9%	10.6%	10.5%

•

Commercial HMO medical cost inflation is trending around 14%. The medical loss ratio improved by 110 basis points versus the second quarter of 2001 and 20 basis points sequentially, primarily reflecting the effects of rate increases.

•	The HMO administrative expense ratio decline versus the second quarter of 2001 primarily reflects increased premiums and premium equivalents due to rate increases.

Employee Retirement Benefits and Investment Services

•

This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Operating income for the segment was as follows (after-tax, dollars in millions):

	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change

Operating Income	$57	$53	8%	$57	- %

•

Operating income increased 8% compared to the second quarter of 2001. The increase reflects business growth and favorable shift to higher margin products, partially offset by the negative effects of stock market declines on asset-based fees.

•

Assets under management at June 30, 2002 were $53.7 billion, a 2% decline from June 30, 2001 and 3% decline from December 31, 2001. The declines reflect the impact of equity market depreciation on separate account assets, partially offset by increases in fixed income oriented general account assets.

International Life, Health and Employee Benefits

•

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change

Operating Income	$8	$ -	-%	$8	-%
(Pro forma for second
quarter of 2001) [6]

Premiums and Fees	$203	$192	6%	$198	3%

•

The $8 million in second quarter 2002 operating income, compared with a breakeven result in the second quarter of 2001, reflects solid revenue growth and improved performance in the health care, life, accident and health, and expatriate benefits businesses.

•	Second quarter 2001 pro forma operating income excludes $10 million in operating income from the divested Japanese life insurance operation.

Other Operations

•

The Other Operations segment includes amortized gains related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the run-off reinsurance business, and the settlement annuity business. Operating income was as follows (after-tax, dollars in millions):

	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change

Operating Income	$14	$16	(13)%	$18	(22)%

•

As noted above, operating income excludes $2 million in after-tax gain in the second quarter of 2002 and $22 million in the second quarter of 2001 from the accelerated recognition of a deferred gain on the sale of the life reinsurance business.

•	The decrease in operating income compared with the second quarter of 2001 primarily reflects lower earnings from the run-off reinsurance operations.

•

The run-off reinsurance operations include specialty life reinsurance contracts that guarantee certain minimum death benefits based on unfavorable changes in certain variable annuity account values. If the stock market were to remain at or fall below current levels for a sustained period, CIGNA would be required to increase reserves for these contracts in amounts that could be material to CIGNA’s financial condition.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service. Operating losses were as follows (after-tax, dollars in millions):

	Second Qtr. 2002	Second Qtr. 2001	Change	First Qtr. 2002	Change

Operating Loss	$(28)	$(21)	(33)%	$(24)	(17)%

•	The increased operating loss compared with the second quarter of 2001 is primarily attributable to lower net investment income due to declining interest rates and higher expenses.

Quarterly earnings and conference call information is available on CIGNA’s web site
(http://www.CIGNA.com) in the Investor Relations section.

* Notes:

1.

Operating income is defined as net income excluding after-tax realized investment results. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income is sometimes adjusted to exclude nonrecurring items, which are identified and quantified in the body of this press release and below in this note. Neither operating income nor operating income that has been adjusted are determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

Consolidated and segment operating income presented in this release are adjusted to exclude the following nonrecurring items:

•	After-tax gain of $8 million on the sale of a partial interest in the Japanese life insurance operation in the first quarter of 2001 (reported in the International segment).
•

After-tax gains of $2 million in the second quarter of 2002 and $22 million in the second quarter of 2001 resulting from the accelerated recognition of deferred gains on the sale of the life reinsurance business (reported in the Other Operations segment).

2.	All earnings per share amounts are on a diluted basis.

3.	Consolidated net income, which is presented in accordance with GAAP, includes realized investment results and nonrecurring items (see note 1 above).

4.	Nonrecurring items include gains on the sale of businesses and potential losses associated with the run-off reinsurance operations.

5.

Premium equivalents generally equal paid claims under alternative funding programs. Under alternative funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

6.	2001 pro forma operating income has been adjusted to exclude operating income from the Japanese life insurance operation, which was sold in 2001.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	the ultimate resolution of Unicover and London reinsurance arbitration proceedings and London reinsurance recoverables;
7.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values (see discussions under Other Operations above);
8.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
9.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

CIGNA CORPORATION COMPARATIVE SUMMARY OF FINANCIAL RESULTS (Dollars in millions, except per share amounts)	Exhibit 1

[CIGNA Logo]

	Three Months Ended June 30,			Six Months Ended June 30,

	2002	2001 Reported	2001 Adjusted (1)	2002	2001 Reported	2001 Adjusted (1)

REVENUES
Premiums and fees	$4,135	$3,754	$3,754	$8,135	$7,553	$7,553
Net investment income	700	708	708	1,390	1,424	1,424
Other revenues (2) (3)	240	251	251	465	476	476
Realized investment losses	(104)	(50)	(50)	(192)	(58)	(58)

Total	$4,971	$4,663	$4,663	$9,798	$9,395	$9,395

OPERATING INCOME (LOSS) BY SEGMENT (4)
Employee Health Care, Life and Disability Benefits:
HMO operations	$128	$111	$118	$249	$229	$243
Indemnity operations	100	93	98	195	173	183

Total Employee Health Care, Life and Disability Benefits	228	204	216	444	402	426
Employee Retirement Benefits and Investment Services	57	53	53	114	113	113
International Life, Health and Employee Benefits (3)	8	10	10	16	31	31
Other Operations (2)	16	38	38	34	58	58
Corporate	(28)	(21)	(21)	(52)	(40)	(40)

Total	$281	$284	$296	$556	$564	$588

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations	$128	$111	$118	$249	$228	$242
Indemnity operations	69	78	83	132	169	179

Total Employee Health Care, Life and Disability Benefits	197	189	201	381	397	421
Employee Retirement Benefits and Investment Services	23	35	35	58	86	86
International Life, Health and Employee Benefits (3)	9	10	10	17	31	31
Other Operations (2)	13	39	39	28	54	54
Corporate	(28)	(21)	(21)	(52)	(40)	(40)

Total	$214	$252	$264	$432	$528	$552

DILUTED EARNINGS PER SHARE:
Operating income	$1.96	$1.87	$1.95	$3.88	$3.68	$3.84
After-tax realized investment losses	(0.46)	(0.21)	(0.21)	(0.86)	(0.23)	(0.23)

Net income	$1.50	$1.66	$1.74	$3.02	$3.45	$3.61

Weighted average shares (in thousands)	143,058	151,597	151,597	143,170	153,253	153,253

SHAREHOLDERS' EQUITY at June 30:				$5,207	$5,281

SHAREHOLDERS' EQUITY PER SHARE at June 30:				$37.23	$35.65

(1) 2001 information is adjusted to exclude goodwill amortization. Pursuant to Statement of Financial Accounting Standards No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.

(2) Includes accelerated recognition of gain on the sale of the life reinsurance business of $3 million pre-tax ($2 million after-tax) for the second quarter 2002 and $35 million pre-tax ($22 million after-tax) for the second quarter 2001.

(3) Includes first quarter 2001 pre-tax gain on the sale of a partial interest in the Japanese life insurance operation of $12 million ($8 million after-tax).

(4) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

CIGNA Corporation	Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Three Months Ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$128	$111	$69	$78	$197	$189	$23	$35
Realized investment results, net of taxes	-	-	31	15	31	15	34	18

Operating income (loss) as published	128	111	100	93	228	204	57	53
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	128	111	100	93	228	204	57	53
Goodwill amortization	-	7	-	5	-	12	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$128	$118	$100	$98	$228	$216	$57	$53

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three Months Ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$9	$10	$13	$39	$(28)	$(21)	$214	$252	$1.50	$1.66
Realized investment results, net of taxes	(1)	-	3	(1)	-	-	67	32	0.46	0.21

Operating income (loss) as published	8	10	16	38	(28)	(21)	281	284	1.96	1.87
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	(2)	(22)	-	-	(2)	(22)	(0.01)	(0.14)

Operating income (loss) as adjusted	8	10	14	16	(28)	(21)	279	262	1.95	1.73
Goodwill amortization	-	-	-	-	-	-	-	12	-	0.08

Operating income (loss) as adjusted
excluding goodwill amortization*	$8	$10	$14	$16	$(28)	$(21)	$279	$274	$1.95	$1.81

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Six Months Ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$249	$228	$132	$169	$381	$397	$58	$86
Realized investment results, net of taxes	-	1	63	4	63	5	56	27

Operating income (loss) as published	249	229	195	173	444	402	114	113
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-
Gain on sale of interest in Japanese
life insurance operation	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	249	229	195	173	444	402	114	113
Goodwill amortization	-	14	-	10	-	24	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$249	$243	$195	$183	$444	$426	$114	$113

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Six Months Ended June 30,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$17	$31	$28	$54	$(52)	$(40)	$432	$528	$3.02	$3.45
Realized investment results, net of taxes	(1)	-	6	4	-	-	124	36	0.86	0.23

Operating income (loss) as published	16	31	34	58	(52)	(40)	556	564	3.88	3.68
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	(2)	(22)	-	-	(2)	(22)	(0.01)	(0.15)
Gain on sale of interest in Japanese
life insurance operation	-	(8)	-	-	-	-	-	(8)	-	(0.05)

Operating income (loss) as adjusted	16	23	32	36	(52)	(40)	554	534	3.87	3.48
Goodwill amortization	-	-	-	-	-	-	-	24	-	0.16

Operating income (loss) as adjusted
excluding goodwill amortization*	$16	$23	$32	$36	$(52)	$(40)	$554	$558	$3.87	$3.64

* 2001 adjusted information excludes goodwill amortization. Pursuant to SFAS No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.